Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934, as amended

 Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 11, 2026

Cartesian Growth Corporation III
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-42629 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York (Address of principal executive offices)	10017 (Zip Code)

(212) 461-6363 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	CGCTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CGCT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CGCTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On May 11, 2026, Cartesian Growth Corporation III (“Cartesian III”) and Factorial Inc. (“Factorial”), a U.S.-based leader in solid-state battery technology, announced that their joint registration statement on Form S-4, filed with the Securities and Exchange Commission in connection with the previously announced business combination between Factorial and Cartesian III, was declared effective by the SEC on May 6, 2026 and the extraordinary general meeting of shareholders of Cartesian III in connection with such business combination will be held at 10:00 a.m., Eastern Time on May 27, 2026.

A copy of the press release announcing the effectiveness of the joint registration statement and the extraordinary general meeting of shareholders of Cartesian III is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding future events or the future financial or operating performance of Factorial or Cartesian III. For example, Factorial’s and Cartesian III’s expectations regarding consummation of the business combination and Factorial’s future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements should not be relied upon as representing Cartesian III’s and Factorial’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Cartesian III, Factorial nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination between Factorial and Cartesian III (“Business Combination”) pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial, as amended. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial have filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on May 6, 2026 and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Cartesian III’s shareholders as of May 1, 2026, the record date established for voting on the proposed Business Combination in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed Business Combination and other matters described in the Form S-4, and serves as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. .Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the proxy statement/prospectus and other documents filed by Cartesian III with the SEC, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, is contained in the proxy statement/prospectus relating to the proposed Business Combination. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated May 11, 2026.
104	Cover Page Interactive Data File, formatted in Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cartesian Growth Corporation III

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: May 11, 2026

Exhibit 99.1

Factorial and Cartesian III Registration Statement Declared Effective by SEC in Connection with Proposed Business Combination

Extraordinary General Meeting of Shareholders to Approve Business Combination Scheduled for May 27, 2026

BOSTON and NEW YORK— May 11, 2026 — Factorial Inc. (“Factorial” or the “Company”), a leader in solid-state battery technology, and Cartesian Growth Corporation III (“Cartesian III”) (NASDAQ: CGCT) today announced that their joint registration statement on Form S-4, filed with the SEC in connection with the previously announced business combination between Factorial and Cartesian III (“Business Combination”), was declared effective by the SEC on May 6, 2026.

The extraordinary general meeting of shareholders of Cartesian III in connection with the Business Combination will be held at 10:00 a.m., Eastern Time on May 27, 2026. The proxy statement/prospectus relating to the Extraordinary General Meeting was first mailed on or about May 6, 2026 to Cartesian III shareholders as of the close of business on the record date of May 1, 2026.

Cartesian III currently holds approximately $287 million in cash in trust (subject to redemption). Assuming no redemptions, the proposed business combination is expected to result in a pro forma equity value of approximately $1.5 billion, which also includes an expected $100 million common equity PIPE investment from an institutional investor and a Cartesian III affiliate, positioning the combined company to accelerate commercialization and scale manufacturing.

Since announcing the proposed business combination, Factorial has announced the following milestones in 2026:

•	Strategic Investment by IQT: The investment from IQT, the not-for-profit strategic investor for the U.S. national security community and America’s allies, and other strategic partners will extend Factorial’s platform in high-performance applications such as drones and robotics.

•	First U.S. Solid-State Production Program for Passenger Vehicles: A partnership with Karma Automotive to launch the first solid-state battery production program in the United States for passenger vehicles

•	Strengthened Global Supply Chain: The investment from POSCO Future M, a leading Korean battery materials supplier, and entry into a Memorandum of Understanding regarding a strategic manufacturing partnership with Philenergy, a leading Korean battery equipment and infrastructure provider to accelerate all-solid-state battery manufacturing, strengthening the Company’s global supply chain.

•	World-Class Leadership. The upcoming appointment of Dr. Dieter Zetsche, former Chairman of Daimler AG and Head of Mercedes-Benz Cars, to its Board of Directors

These developments reflect continued execution of Factorial’s core priorities, including advancing commercialization, supply chain development, and strengthening its leadership team.

The parties anticipate that the Business Combination will close in June 2026 subject to satisfaction of the conditions to the closing of the Business Combination, including the approval of the Business Combination by Cartesian III shareholders. Following completion of the transaction, the combined company’s shares and public warrants are expected to trade on the Nasdaq Capital Market under the ticker symbols “FAC” and “FACWW,” respectively, subject to final listing approval.

About Factorial Energy

Founded and headquartered in the greater Boston area, Factorial operates at the forefront of solid-state battery development. Its proprietary FEST® and Solstice™ platforms deliver industry leading performance with scalable manufacturing, developed in close collaborations with strategic customers. Mercedes-Benz’ real-world road testing in a lightly modified test vehicle achieved over 1,200 km of range on a single charge, while Stellantis-lab testing verified 77 Ah cells demonstrating high energy density, fast-charging, and robust use for energy and power performance across temperature extremes. Factorial’s commercial partnerships include global automotive leaders such as Mercedes-Benz, Stellantis, Hyundai Motor Company, and Kia Corporation. For more information, visit www.factorialenergy.com.

About Cartesian Growth Corporation III

Cartesian III is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or reorganization or engaging in any other similar business combination with one or more businesses or entities. Cartesian III is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City, New York. Cartesian III is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. For more information about Cartesian III, please visit www.cartesiangrowth.com/cgc3.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements herein generally relate to future events or the future financial or operating performance of Factorial. For example, Factorial’s expectations regarding consummation of the business combination, future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. While Factorial may elect to update such forward-looking statements in the future, it disclaims any obligation to do so.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed Business Combination between Cartesian III and Factorial pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial, as amended. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial have filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on May 6, 2026 and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Cartesian III’s shareholders as of May 1, 2026, the record date established for voting on the proposed Business Combination in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed Business Combination and other matters described in the Form S-4, and serves as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. .Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the proxy statement/prospectus and other documents filed by Cartesian III with the SEC, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, is contained in the proxy statement/prospectus relating to the proposed Business Combination. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Factorial IR Contact:

IR@factorialenergy.com

Cartesian III IR Contact:

contact3@cartesiangrowth.com